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                                                                    Exhibit 3.31

                              CREDITOR'S AGREEMENT


The Montana Department of Environmental Quality, through its Renewable Alternative Energy Loan Program, is currently a creditor of Centennial Foods, Inc. (CFI). DNRC awarded two loans to the Harrington Company of Butte for construction and upgrade of a commercial ethanol facility in Dillon. The first loan (REL85-4032) revised the terms of an existing DNRC loan made to Ron Johnson to accommodate Harrington's assumption of the debt. The second (REL86-4036) provided for upgrades to the ethanol plant. The loans were secured with the ethanol plant equipment and building. On December 31, 1990, CF1 assumed
Harrington's outstanding loan obligations to DNRC. On July 1, 1995, the Renewable Alternative Energy Loan Program was transferred to the newly created Department of Environmental Quality (Department).

The Department understands that CF1 has an asset purchase offer from Food Extrusion, Inc. (FEI) to purchase the physical assets of CFI. The purchase offer from FEI to CF1 anticipates a two-year schedule to complete the transaction and provision of funds to distribute among CF1 creditors.

To enable CF1 to complete the Asset Purchase Agreement with FEI as described above, the Department agrees to:

1. Waive all debt service and interest payments until the buy-out transaction occurs between CFI and FIE.

2. Accept a loan buy-down of $30,886 to satisfy its current note and lien position. Upon delivery of the $30,886, the Department will release all security positions to CFI so that CF1 can convey clear title to its assets to FEI.

The Department's obligations under this Creditor's Agreement are contingent upon the following:


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1.       The buy-out  transaction  must occur and the loan  buy-down  payment of
         $30,886 must be made to the Department on or before November 30, 1998.

2. CFI's other creditors including: Beaverhead County, Ike Lynch, the Montana Department of Commerce, Seafirst Bank, holders of Convertible Note, Harrigton/Myers, Rural Electrification Administration, and Idaho Forest Industries all agree in writing to accept the distribution of assets from CF1 shown under the 'Proposed Amount' column of Exhibit A of this Agreement in full satisfaction of their creditors' claims against CFI. By this reference Exhibit A is made a part of this Agreement.

3. CFI preparing all of the necessary paperwork for release of the security interest that the Department holds on the Ethanol equipment and buildings.

Agreed to this 18th day of October 1996.

         /s/
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Mark A. Simonich, Director
Department of Environmental Quality